

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2010

W. Richard Roth, Chief Executive Officer
SJW Corp.
110 West Taylor Street
San Jose, CA 95110

> **Re: SJW Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 5, 2010**
> **File No. 1-8966**

Dear Mr. Roth:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director